UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

OPENWAVE SYSTEMS INC.
(Name of Subject Company (Issuer))

OREO ACQUISITION CO., LLC
Harbinger Capital Partners Master Fund I, Ltd. and
Harbinger Capital Partners Special Situations Fund, L.P.
(Names of Filing Persons (Offeror))

Common Stock, par value $0.001 per share
(Title of Class of Securities)

683718308
(CUSIP Number of Class of Securities)

William R. Lucas, Jr.
Senior Vice President and General Counsel
Harbinger Capital Partners Master Fund I, Ltd.
One Riverchase Parkway South
Birmingham, AL 35244
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

Copy to:
M. Douglas Dunn, Esq.
Roland Hlawaty, Esq.
Milbank, Tweed, Hadley & McCloy LLP
One Chase Manhattan Plaza
New York, New York 10005
(212) 530-5000

CALCULATION OF FILING FEE

Transaction valuation	Amount of Filing Fee

Not Applicable	Not Applicable

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

☒     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2. Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 12. Exhibits.

     99.1 Press Release issued on Tuesday, May 22, 2007.